Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 25, 2009

Catalyst idles Elk Falls paper mill and Crofton pulp mill indefinitely

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that it will indefinitely curtail pulp production at its Crofton kraft mill due to the decline in market demand. The curtailment will remove approximately 400,000 tonnes of annual pulp capacity and affect approximately 375 employees.

In a related move, a five-week curtailment of the Elk Falls No. 2 and No. 5 paper machines which was to end March 31 has been extended indefinitely affecting approximately 350 employees for the duration of the market-related downtime. The indefinite curtailment of all three paper machines at the Elk Falls mill removes 526,000 tonnes of newsprint and uncoated mechanical paper capacity on an annualized basis.

“The rapid decline in North American newsprint consumption is unprecedented,” said Richard Garneau, president and chief executive officer, “and it requires us to focus sharply on cost management as we optimize production across our mills to match capacity with the order book.”

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual production capacity of 2.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to the expected length of curtailments, production and orders are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to economic conditions, market demand and other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties”  in the management’s discussion and analysis contained in Catalyst’s fourth quarter and annual 2008 report available at www.sedar.com.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713